FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

CUSAC GOLD MINES LTD. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: December 9, 2003

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

	September 30 2003	December 31 2002
Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 130,249	$ 223,475
Receivables	1,001	18,047
Prepaid expenses	5,569	7,365
	136,819	248,887
Long-term investments and advances (Note 4)	463,555	363,543
Capital assets, net of accumulated
amortization of $1,961,129 (2002 - $1,927,011))	109,617	18,119
RESOURCE PROPERTIES (NOTE 5)	2,306,124	2,211,569
	$ 3,016,115	$ 2,842,118
Liabilities and Shareholders’ Equity
Liabilities
Current:
Accounts payable and accrued liabilities	489,406	514,619
Loans from related parties (Note 8)	1,243	6,246
	490,649	520,865
SHAREHOLDERS’ EQUITY
Share capital (Note 6)	18,161,882	17,454,916
Contributed surplus	758,824	346,324
Deficit	(16,395,240)	(15,479,987)
	2,525,465	2,321,253
	$ 3,016,115	$ 2,842,118

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

“Guilford H. Brett”

Director

“David H. Brett”

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Three Months Ended September 30

 (Unaudited)

	2003	2002
REVENUE	$ -	$ -
EXPENSES
Exploration	75,814	144,768
Administration (Note 9)	519,587	147,889
Amortization of capital assets	10,824	996
	606,225	293,673
Loss from operations:	(606,225)	(293,673)
OTHER INCOME
Interest income	-	1,210
NET LOSS FOR THE PERIOD	(606,225)	(292,463)
DEFICIT, BEGINNING OF PERIOD	(15,789,015)	(14,488,720)
DEFICIT, END OF PERIOD	$ (16,395,240)	$ (14,781,183)
Net Loss per share – basic and diluted	$ .02	$ .01
WEIGHTED AVERAGE SHARES OUTSTANDING	34,969,870	28,961,356

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

For the Nine Months Ended September 30

 (Unaudited)

	2003	2002
REVENUE	$ -	$ -
EXPENSES
Exploration	161,230	180,787
Administration (Note 9)	727,943	285,045
Amortization of capital assets	30,596	2,535
	919,769	468,367
Loss from operations:	(919,769)	(468,367)
OTHER INCOME
Interest income	2,019	1,814
Gain on sale of equipment	2,497	1,351
NET LOSS FOR THE PERIOD	(915,253)	(465,202)
DEFICIT, BEGINNING OF PERIOD	(15,479,987)	(14,315,981)
DEFICIT, END OF PERIOD	$ (16,395,240)	$ (14,781,183)
Net Loss per share – basic and diluted	$ .03	$ .02
WEIGHTED AVERAGE SHARES OUTSTANDING	31,224,350	28,961,356

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Three Months Ended September 30

 (Unaudited)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (606,225)	$ (292,463)
Items not requiring cash
Amortization of capital assets	10,824	996
Stock option compensation	412,500	-
	(182,901)	(291,467)
Net change in non-cash working capital balances
Receivables	549	(19,196)
Prepaid expenses	(59)	-
Accounts payable and accrued liabilities	50,676	54,202
	(131,735)	(256,461)
CASH FLOWS FROM FINANCING ACTIVITIES
Related party loans	(14,401)	(7,000)
Issuance of shares	191,500	418,500
Share subscription deposit	-	(104,417)
	177,099	307,083
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(5,495)	-
Expenditures on resource properties	(94,555)	(15,000)
Investment in and advances to affiliated companies	(33,417)	(76,120)
	(133,467)	(91,120)
Decrease in cash for the period	(88,103)	(40,498)
Cash, beginning of period	218,352	90,465
CASH, END OF PERIOD	$ 130,249	$ 49,967

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30

 (Unaudited)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (915,253)	$ (465,202)
Items not requiring cash
Amortization of capital assets	30,596	2,535
Stock option compensation	412,500	-
Gain on sale of equipment	(2,497)	1,351
Loss on sale of investments	-	1,814
	(474,654)	(459,502)
Net change in
Receivables	17,046	(24,499)
Prepaid expenses	1,796	(16,937)
Accounts payable and accrued liabilities	(25,212)	37,956
	(481,024)	(462,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Related party loans	(5,003)	(28,750)
Issuance of shares	706,966	707,500
Bank overdraft	-	(9,235)
	701,963	669,515
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(122,095)	(12,247)
Proceeds on disposition of capital assets	2,497	-
Expenditures on resource properties	(94,555)	(15,000)
Investment in and advances to affiliated companies	(100,012)	(129,319)
	(314,165)	(156,566)
(Decrease) increase in cash for the period	(93,226)	49,967
Cash, beginning of period	223,475	-
CASH, END OF PERIOD	$ 130,249	$ 49,967

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2003

 (Unaudited)

1.   Basis of Presentation

The consolidated interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2002.

It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2002 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. Results of operations and cash flows are not indicative of annual results.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. As at September 30, 2003, the Company’s principal asset, the Table Mountain Mine, was non-producing and in a care and maintenance mode. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves,  the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2003

 (Unaudited)

4. Long-term Investments and Advances
	September 30 2003	December 31 2002
Investments in common shares
Consolidated Pacific Bay Minerals Ltd.- 5% interest in common shares	$ 45,080	$ 45,080
Knexa Solutions Inc.- 3% interest in common shares	137,064	137,064
	182,144	182,144
Advances
Knexa Solutions Inc.	141,990	75,026
Consolidated Pacific Bay Minerals Ltd.	139,421	106,373
	281,411	181,399
	$ 463,555	$ 363,543

5. Resource Properties
	September 30 2003	December 31 2002
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,266,124	$ 2,211,569

Golden Loon, cost of claim	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)
	-	-
Tulameen Platinum, cost of claim	48,000	8,000
Less: recovery of cost	(8,000)	(8,000)
	40,000	-
	$ 2,306,124	$ 2,211,569

6.

Share capital

Authorized

    5,000,000   preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2003	32,630,356	$ 17,454,916
Issued during the period
Private placement - cash	460,000	167,978
Options exercised	1,275,000	358,082
Warrants exercised	985,625	180,906
Balance, September 30, 2003	35,350,981	$ 18,161,882

7.

Loans from Related Parties

Loans payable to related parties bearing no interest, security or fixed terms of repayment.

8.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company was $28,500 for the three months ended September 30, 2003 ($28,500 for the same period in 2002).

b)

The Company received $15,000 for the three months ended September 30, 2003 ($14,500) for the same period in 2002) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2003

 (Unaudited)

9.

Stock-Based Compensation

The Company accounts for all stock-based compensation issued to non-employees. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. On July 28, 2003, the Company granted 1,500,000 stock options at an option price of $0.36 to employees and certain consultants. The Company expensed $412,500 compensation costs for stock options granted to non-employees and this amount of $412,500 was credited to contributed surplus.

Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	Sept. 30, 2003	Dec. 30, 2002
Risk-free rate	4%	3.21% to 3.40%
Dividend yield	0	0
Volatility factor of the expected market price of the Company’s common shares	200%	146%
Weighted average expected life of the options (months)	12	12
The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees:
	Nine Months Ended Sept 30, 2003	Year Ended Dec, 31, 2002
Net loss for the period	$ (915,253)	$ (1,164,006)
Compensation expense relating to the fair value of employee stock options	(17,500)	(15,343)
Pro forma net loss for the period	$ (932,753)	$ (1,179,349)
Pro forma net loss per share	$ (0.03)	$ (0.04)

CUSAC GOLD MINES LTD.

For The Three Months Ended September 30, 2003

SCHEDUALE A:  FINANCIAL STATEMENTS

See financial statements attached

SHCEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs – see financial statements attached

2.

Related party transactions – see note 8 financial statements attached

3.

Common shares issued during the Quarter – 640,000

Options exercised during the Quarter – 360,000

Common share options granted during the quarter – 1,500,000

Options cancelled during the quarter – Nil

4.

a)  Authorized, 100,000,000 common shares, no par value

                             5,000,000 preferred shares, no par value

      Issued,          35,235,381 common shares, and

b)  Warrants and common share stock options outstanding

Warrants,

Exercise Price

Number	Year 1	Year 2	Expiry Date

1,500,000	$0.40	-	October 24, 2003
100,000	-	$0.20	June 17, 2004
60,000	$0.45	-	February 19, 2004
400,000	$0.42	-	March 11, 2004
310,000	-	$0.20	August 1, 2004

2,370,000

Options Outstanding:

Number	Exercise Price	Expiry Date

250,000	$0.25	May 22, 2005
40,000	$0.25	December 9, 2005
1,500,000	$0.36	July 28, 2005

1,790,000

CUSAC GOLD MINES LTD.

For The Three Months Ended September 30, 2003

c) Escrow shares – Nil

d) Directors and Officers:

Guilford H. Brett, President/Director/Officer

David H. Brett, Vice President/Director

Luard J. Manning, Director

Leanora B. Homrig, Officer/Secretary Treasurer

SCHEDULE C:

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR 3 MONTH PERIOD ENDED SEPTEMBER 30, 2003

OVERVIEW

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing precious metals. As reflected on the attached financial statements, no revenues were achieved the period. Revenues reflected on the statements for years previous were derived from the Company’s Table Mountain Gold Mine in northern British Columbia (“BC”).   Full-time operations at Table Mountain were suspended at the end of 1997 due reduced gold prices and ore grades.   The Company also holds a 50% interest in the Tulameen Platinum Joint Venture with Bright Star Ventures Inc.

Exploration Activity

Exploration expenditures for the period were $75,814 for activities carried out on the Table Mountain Property and the Tulameen Joint Venture.

Tulameen Joint Venture Property Status

During the period, Bright Star Ventures and Cusac Gold Mines determined that underlying terms to the properties acquired were not previously disclosed to the parties and that such terms could have a material effect on the parties' interest in the subject properties. Accordingly, the parties to protect its property interest have now commenced a court action to clarify the terms of the property acquisition.

The parties have commenced an action in the Supreme Court of British Columbia against Bruce Perry, Aboriginal Investments Ltd., Terrence P. Wells, Terrence C. Wells, Anthony Perry Joe and Leonard Percy Joe (together the defendants). Bright Star and Cusac are seeking damages against all defendants for damages relating to breach of implied and express terms of the transfer of the foregoing mineral claims to Cusac. The action was commenced by writ of summons and a statement of claim has been filed.

Liquidity And Capital Resources

During the period, the Company’s expenditures have been financed through equity financing.  Equity financing raised for the period was $191,500, compared to $418,500 for the same period in 2002.  Current assets were $136,819, compared to $248,887 for the same period in 2002.    Accounts payable and accrued liabilities increased slightly to from $476,976 to $489,406 during the period.  Accounts payable and accrued liabilities for this period include accrued management fees payables to directors and $199,141 in accrued taxes and fees levied by the Province of British Columbia.  Management disputes the later charges levied by the Province of BC and is engaged in discussion to resolve the matter and does not expect these accounts to have a significant effect on liquidity and capital resources during the coming year.

At September 30, 2003, the Company had a working capital deficiency of $353,830.  Management is seeking to cure this deficiency by arranging additional equity financing and resuming profitable gold mining operations at Table Mountain.

Outlook

Management is seeking financing to reactivate commercial production at the Table Mountain Mine.  The prospects for obtaining additional funding for production and exploration remain positive in light of the continued strength of the price of gold.

Expensing of Stock Options

Administration expenses for the period were $519,587, compared to $147,889 for the similar period of 2002, an increase of $371,698.  This increase is attributable to $412,500 in compensation costs for stock options granted to non-employees during the period, a figure calculated according to generally accepted accounting principles and in accordance with applicable securities regulation.  Please see note 9 of the accompanying financial statements for further information.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.